WINGS & THINGS, INC.

455 EAST 400 SOUTH, SUITE 313

SALT LAKE CITY, UTAH 84111

September 16, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Wings & Things, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

Supplemental Response Submitted August 12, 2011

File No. 000-30529

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 1, 2011 regarding the above identified Form 10-K of Wings & Things, Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing an amended Form 10-K and Form 10-Q until you confirm that our proposed responses are adequate to address your concerns.

Below we have restated your comments and each comment is followed by the Company’s response.

Form 10-K for the Fiscal year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 12

1.

We note in your response to comment one of our letter dated August 3, 2011 that you do not believe it is necessary to obtain a new audit report that covers all periods because the successor auditor made reference to the predecessor auditor in accordance with paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards.  Be advised that paragraph 74 of AU Section 508 is not applicable in this instance since you are a development stage entity, and auditor association with the cumulative periods from inception to the most recent year-end is required for as long as you are in the development stage.  Please advise your current auditor to delete the reference to the work of the predecessor auditor for the period from March 11, 1986 (inception) to December 31, 2008, and revise to include an audit report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 (inception) to December 31, 2010.  In this regard, the predecessor auditor is not currently registered with the PCAOB so their audit reports cannot be included in your filings pursuant to Article 2 of Regulation S-X so either your current auditor will have to reaudit the financial statements for the period from March 11, 1986 (inception) to December 31, 2008, or will have to engage another PCAOB-registered auditor to reaudit this period.   To the extent that it is impracticable to obtain a new audit of the cumulative period through December 31, 2008, you may request a waiver of the audit requirement from the Chief Accountant’s Office in the Division of Corporation Finance.  Your written request should be sent to dcaoletters@sec.gov. Please note that your e-mail is not confidential, and others may intercept and read your e-mail. In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent’s name, CIK number, Assistant Director Office No. 9, and file number.  Correspondence must be attached to the e-mail as a pdf file.

Response:   The Company believes that a reaudit of the cumulative financial information from March 11, 1986 (inception) to December 31, 2008 is not required because on the date that the Company’s Form 10-K was filed, Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) was registered with the PCAOB and the successor auditor, Michael J. Larsen, CPA (“Larsen”) followed appropriate PCAOB procedures in preparation of its report for the years ended December 31, 2010 and 2009.

At the time of filing of the Form 10-K for the year ended December 31, 2010, Chisholm was a registered PCAOB accounting firm and the Company could rely on its opinions, reports and consents. Rule 4115.1 of the Division of Corporation Finance Financial Reporting Manual provides as follows:

4115

Involuntary PCAOB Deregistration

(Last updated: 9/30/2009)

4115.1

If the PCAOB revokes the registration of an audit firm, audit reports issued by that firm may no longer be included in a registrant’s filings made on or after the date the firm’s registration is revoked, even if the report was previously issued before the date of revocation.  Financial statements previously audited by a firm whose registration has been revoked would generally need to be reaudited by a PCAOB registered firm prior to inclusion in future filings.

The Company’s Form 10-K was filed on March 18, 2011 and revocation of Chisholm’s PCAOB certification did not occur until April 8, 2011.  Therefore, Chisholm was in good standing with the PCAOB when the Form10-K was filed and the Company could rely on its prior opinions, reports and consents.

Larsen followed appropriate PCAOB procedures in the audit report for the Company’s financial statements for the years ended December 31, 2010 and 2009.  Rule 8-02 requires that smaller reporting companies file an audited balance sheet as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.   Accordingly, Larsen audited the required two years and provided an audit report for the required two year period.

At the time of Larsen’s audit report and the filing of the Form 10-K, a valid audit report had been filed for the cumulative period from March 11, 1986 (inception) to December 31, 2008 in the Company’s prior Form 10-K’s.  The SEC and PCAOB rules and regulations do not require that each audit report for multi-year cumulative periods be filed with each report that includes such cumulative financial information.  In addition, Chisholm did not perform work for the audit of the 2010 and 2009 years and, accordingly, the Company was not required to include Chisholm’s auditor report.

As discussed in our prior response, dated August 11, 2011, Paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards outlines the required references when a predecessor auditor’s report is not presented with the financial statements.  Larsen referenced the predecessor auditor, a registered PCAOB firm at the time of the audit report, based upon Paragraph 74 of AU Section 508.

In summary, the Company believes a reaudit of the cumulative financial information from March 11, 1986 (inception) to December 31, 2008 is not required because on the date the Form 10-K was filed, Chisholm was a registered PCAOB auditor.  The successor auditor, Larsen, followed appropriate PCAOB procedures when it made reference to Chisholm in the audit report provided with the Company’s financials for the years ended December 31, 2010 and 2009.  Finally, the Company believes that it is onerous to require the Company to reaudit 22 years of financial statements that have had proper audits.  The Company must expend unreasonable effort and expense to do so and it may not have the necessary records in its possession.  In addition, if a waiver to this requirement is granted, then the cumulative period must be presented as unaudited, which negatively affects the public perception of the Company.  The Company believes the demand for a reaudit is unreasonable.

Item 9A.  Controls and Procedures, page 20

2.

We  note in your response to comment two of our letter dated August 3, 2011 that you will revise the Item 9A disclosures in your December 31, 2010 Form 10-K, and Item 4 disclosures in your March 31, 2011 Form 10-Q to clearly state that your DC&P was ineffective as of each date.  Please tell us when you will file the amendments to your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.

Response:  We will file the amendments to the December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q when the Company has confirmed that it is not required to reaudit the  cumulative period for the December 31, 2010 Form 10-K.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at cshypc@hotmail.com, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Greg L. Popp

Greg L. Popp

President